EXHIBIT 99.4

FOR IMMEDIATE RELEASE – May 10, 2012

Anchor Funding Services, Inc. reports net income from continuing operations of $36,769 for the three months ended March 31, 2012 as compared to $21,037 for the comparable period of the prior year.

Boca Raton, Fl. (PR Newswire) May 10, 2012 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the three months ended March 31, 2012. Anchor reported first quarter 2012 finance revenues decreased to $542,496 as compared to $587,292 for the comparable period of the prior year, a 7.6% decrease.   The change in revenue was primarily due to the loss of a major customer. Anchor had no revenues from this customer in 2012 and approximately $53,000 in revenues for the comparable period of the prior year.  The decrease in net finance revenues was offset by reduced interest expense resulting in net income from continuing operations of $36,769 for the three months ended March 31, 2012 as compared to $21,037 for the comparable period of the prior year. Anchor’s refinancing of its credit facility on November 30, 2011 at a lower cost combined with less borrowing resulted in a decrease in first quarter 2012 interest expense of $60,511 as compared to first quarter 2011.

Anchor continues to experience demand for its financing product services. Excluding the major customer mentioned above, Anchor purchased approximately $20,245,117 of invoices during this period compared to approximately $18,961,106 for the comparable period of the prior year.

Morry F. Rubin, CEO, stated "We are excited about our profitable results and our new credit facility which while making us more competitive in the marketplace with the ability to fund larger transactions, is having a positive impact already on Anchor’s bottom line. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 130 companies in over 30 states in calendar 2011. We are focused on adding additional credit worthy clients to our national portfolio and seeking acquisition opportunities.”

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anchor to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and Anchor’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com